SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            INDUSTRIAL HOLDINGS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   456 160 100
                                 (CUSIP Number)

                                DONALD P. CARLIN
               310 WOODBLUFF, LAFAYETTE, LA 70503, (318) 981-7490
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 3, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

If a fee is being paid with the statement, check the following box: [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.)(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

===================================          ===================================
CUSIP No. 456 160 100                                                     Page 1
          -----------
===================================          ===================================


================================================================================
  1             NAME OF REPORTING PERSON

                 S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

                Donald P. Carlin

--------------------------------------------------------------------------------
  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|
                 N/A

--------------------------------------------------------------------------------
  3             SEC USE ONLY

--------------------------------------------------------------------------------
  4             SOURCE OF FUNDS

                 OO

--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

                 N/A

--------------------------------------------------------------------------------
  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.

--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

        Number of                     732,387
      Shares Bene-
        ficially
        Owned by
          Each           -------------------------------------------------------
        Reporting             8       SHARED VOTING POWER
         Person
          With                         N/A

                         -------------------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                                      732,387

                         -------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                      N/A

--------------------------------------------------------------------------------
 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 732,387

--------------------------------------------------------------------------------
 12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES |_|

                 N/A

--------------------------------------------------------------------------------
 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.8%

--------------------------------------------------------------------------------
  14            TYPE OF REPORTING PERSON

                 IN

================================================================================

                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1. SECURITY AND ISSUER

        This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Industrial Holdings, Inc. (the "Company"), which has its principal executive offices at 7135 Ardmore, Houston, Texas 77054.

Item 2. IDENTITY AND BACKGROUND

        This statement is filed by Donald P. Carlin (the "Reporting Person"), whose principal business is personal investing (including real estate), and the address of such principal business is 600 Jefferson Street, Suite 1401, Box 96, Lafayette, LA 70501. The Reporting Person is a citizen of the United States.

        The remaining sub-items of Item 2 do not apply.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The shares of common stock of this Report were acquired by the Reporting Person as a result of the conversion of his shares of common stock of Moores Pump and Supply, Inc., a Louisiana corporation ("Moores") into shares of Common Stock pursuant to a merger. On April 3, 1998, the Company acquired all of the outstanding common stock of Moores upon a merger of a wholly-owned subsidiary of the Company with and into Moores, with Moores being the surviving corporation (the "Merger"), and as a result Moores became a wholly-owned subsidiary of the Company.

Item 4. PURPOSE OF TRANSACTION

        The Reporting Person acquired the shares of Common Stock reported herein pursuant to the Merger, as described in Item 3, above. The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions depending on the Company's business, prospects and financial condition, the market for the Common Stock, general economic conditions, money and stock market conditions and other future developments.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) & (b)

                             Number of Shares
                               Beneficially                        Percent
REPORTING PERSON                  OWNED                          OF CLASS (1)
----------------                  -----                          ------------

Donald P. Carlin                 732,387                             6.8%

-------------------------------------------------
(1) Based on Shares outstanding

(c) Since the Merger, no transactions in the Shares were effected by the Reporting Person.

(d) The Reporting Person does not beneficially own any Common Stock of the Company except as set forth above. To the best knowledge of the Reporting Person, no persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

        The remaining sub-items of Item 5 do not apply.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

        Pursuant to the terms of the Merger, the Reporting Person deposited 73,239 shares of Common Stock of the Company into escrow (the "Escrowed Shares") in order to settle any claims for damages that the Company may have under the merger agreement. The Escrowed Shares shall remain in escrow for one year after April 3, 1998 subject to claims for indemnification made by the Company pursuant to the terms and conditions of the merger agreement.

        Except to the extent disclosed above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, or subjects such securities to a contingency the occurrence of which would give another person voting power or investment power over such securities, except for standard default provisions contained in loan agreements.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit "A" - Agreement and Plan of Merger among the Company, Industrial Holdings Acquisition One, Inc. and Moores, dated April 3, 1998, incorporated herein by reference from Exhibit 2 of Industrial Holdings, Inc.'s Current Report on Form 8-K, dated April 3, 1998.

        Exhibit "B" - Escrow Agreement among the Company, Moores' shareholders, and Comerica Bank-Texas, dated April 3, 1998.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 1998

                                            /s/ DONALD P. CARLIN
                                            Donald P. Carlin

                                INDEX TO EXHIBITS
                                -----------------

   EXHIBIT                                        DESCRIPTION
   -------                                        -----------

 A              Agreement and Plan of Merger among the Company,
                Industrial Holdings Acquisition One, Inc. and Moores, dated April 3, 1998(1)

 B Escrow Agreement among the Company, Moores' shareholders and Comerica Bank-Texas, dated April 3, 1998(2)

--------
               (1)Incorporated by reference from the Company's Current Report on
                Form 8-K regarding the Merger, filed with the Securities and Exchange Commission April 15, 1998.

               (2)Included herewith.

                                    EXHIBIT B

            ESCROW AGREEMENT AMONG THE COMPANY, MOORES' SHAREHOLDERS
                  AND COMERICA BANK-TEXAS, DATED APRIL 3, 1998

                                ESCROW AGREEMENT

        THIS ESCROW AGREEMENT (the "Agreement") is among Industrial Holdings, Inc. a Texas corporation ("IHI"), and Donald P. Carlin, Alan P. Bernard, Joseph
M. Guillory and Stephen J. Smith, formerly the shareholders (each a "Shareholder" and collectively, the "Shareholders") of Moores Pump and Supply, Inc. (the "Company"), and Comerica Bank-Texas, Dallas, Texas (the "Escrow Agent"), which parties agree as follows:

        INTRODUCTION. Industrial Holdings, Inc., a Texas corporation ("IHI") and Industrial Holdings Acquisition One, Inc., a Texas corporation and a wholly-owned subsidiary of IHI ("Newco"), are parties to an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), pursuant to which Newco is merging with and into the Company (the "Merger") in exchange for shares of IHI Common Stock, par value $0.01 per share (the "IHI Shares").

        The Shareholders are depositing into escrow with the Escrow Agent 160,000 IHI Shares (the "Escrowed Shares") in order to settle any claims for Damages that IHI may have under Article VIII of the Merger Agreement. The Escrow Agent is not a party to be bound by, or charged with notice of the Merger Agreement.

        SECTION 1. ACKNOWLEDGMENT OF RECEIPT OF THE ESCROWED SHARES. The Escrow Agent hereby acknowledges it has received the Escrowed Shares. The Escrowed Shares shall be held by the Escrow Agent subject to the terms and conditions of this Agreement.

        SECTION 2. ESCROWED SHARES.

        (a) Each Shareholder has delivered to the Escrow Agent the number of Escrowed Shares set forth on SCHEDULE A hereto (for each Shareholder, his "Proportionate Ownership"). The Escrowed Shares shall remain in escrow for one year after April 3, 1998 (the "Expiration Date"), subject to claims for indemnification made by IHI pursuant to the terms and conditions of Article VIII of the Merger Agreement.

        (b) Any distributions of any kind made with respect to the Escrowed Shares shall be distributed currently to the Shareholders. While the Escrowed Shares are in escrow, the Shareholders shall retain all rights to vote the Escrowed Shares, and shall retain and be able to exercise all other incidents of ownership of the Escrowed Shares that are not inconsistent with the terms and conditions of this Agreement.

        (c) Except as contemplated under this Agreement, no Escrowed Shares or any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, by a Shareholder, nor shall the Escrowed Shares or any beneficial interest therein be subject to attachment or otherwise taken or reached by any legal or equitable process in satisfaction of any debt or other liability of such Shareholder, before the transfer to the Shareholder of the Escrowed Shares by the Escrow Agent. If a Shareholder dies while the Escrowed Shares are subject to the terms of this Agreement, such Shareholder's personal representative, heirs, successors and assigns shall take any interest in the Escrowed Shares subject to the terms hereof.

        Notwithstanding the foregoing, the Shareholders shall have the right to sell all or any portion of their Escrowed Shares during the term of this Agreement and substitute in escrow an amount in cash equal to the value of such Escrowed Shares at April 3, 1998, based upon the closing of a share of IHI common stock as reported on the Nasdaq National Market on the date of the closing of the Merger. If the Shareholders wish to sell all or a portion of the Escrowed Shares, the Representative shall so notify IHI and IHI and the Representative shall jointly direct the Escrow Agent as to the same, including the number of Escrowed Shares to be released to the Representative for each Shareholder.

        SECTION 3. REPRESENTATIVE OF THE SHAREHOLDERS. Alan P. Bernard shall act as the Representative of the Shareholders for all purposes under this Agreement, and the Escrow Agent and IHI may rely on all decisions and actions taken by the Representative on behalf of the other Shareholders.

        SECTION 4. TERMINATION AND RELEASE OF ESCROWED SHARES.

        (a) Within 5 days after the Expiration Date, IHI and the Representative shall jointly instruct the Escrow Agent in writing regarding the distribution of the Escrowed Shares to each of them, based upon the payment of all amounts required to be paid from the Escrowed Shares pursuant to Article VIII of the Merger Agreement, with the reservation of an amount equal to the full amount of all pending claims made by IHI thereunder (including estimated Damages arising from such claims if the exact amount of such Damages has not been determined).

        The Escrowed Shares applicable to each pending claim not so transferred pursuant to Section 4(a) shall be retained by the Escrow Agent until such pending claim is resolved and all of the Escrowed Shares transferrable to IHI as a result thereof, if any, shall have been delivered to IHI, whereupon the entire remaining Escrowed Shares applicable to such claim, if any, shall be transferred to the Representative for transfer to the Shareholders in accordance with their Proportionate Ownership (in each case according to the joint written instruction of the Representative and IHI).

        SECTION 5. RIGHTS AND RESPONSIBILITIES OF THE ESCROW AGENT.

        (a) The Escrow Agent is not a party to, and is not bound by, or charged with notice of, any agreement out of which this escrow may arise. The Escrow Agent shall not be bound by any modification, amendment or revision of this Agreement unless the same shall be in writing and signed by all of the parties hereto.

        (b) The Escrow Agent has agreed to act hereunder as a depository only, according to the terms, provisions and conditions set forth herein, and has executed this Agreement solely for the purpose of signifying the Escrow Agent's acceptance of its appointment as an escrow agent pursuant to such terms, provisions and conditions. The duties of the Escrow Agent shall be limited to the safekeeping of the Escrowed Shares hereunder or any funds tendered in substitution for the Escrowed Shares and disbursement of same according to the provisions hereof. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein, and no duties or obligations shall be read into or implied from this Agreement with respect to the Escrow Agent. Upon the Escrow Agent's disbursement of the Escrowed Shares or any funds tendered in substitution for the Escrowed Shares in accordance with the provisions hereof, the Escrow Agent's duties and responsibilities with respect thereto shall cease and the Escrow Agent shall thereafter be released of all liability hereunder in connection therewith.

        (c) The Escrow Agent may act in reliance upon any writing, instrument or signature which it in good faith believes to be genuine, may assume the validity and accuracy of any statements or assertions contained in any writing or instrument, and may assume that any person purporting to give any writing, notice, request or instruction in connection with the provisions hereof has been duly authorized to do so. The Escrow Agent shall not be liable in any manner for the sufficiency or correctness as to form, manner of execution or validity of any written request or instructions delivered to it, or as to the identity, authority or rights of any person executing the same.

        (d) The Escrow Agent shall not be liable for any error of judgment, or for any act done or steps taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except its own gross negligence or willful misconduct. No provision of this Agreement shall exculpate the Escrow Agent from liability for gross negligence or willful misconduct.

        (e) The Escrow Agent shall have no duties except those which are expressly set forth herein. The Escrow Agent shall not be bound by any notice of a claim or demand unless received by it in writing.

        (f) The Escrow Agent may at any time resign hereunder by giving notice of its resignation to the other parties hereto, at their respective addresses set forth in this Agreement, at least ten 10 days prior to the date specified for such resignation to take effect, and upon the effective date of such resignation, the property or funds held by the Escrow Agent shall be tendered to a successor escrow agent designated by the other parties to this Agreement, whereupon the Escrow Agent's obligations hereunder shall cease and terminate. If no such person shall have been designated by such date, all obligations of the Escrow Agent hereunder shall, nevertheless, cease and terminate. The Escrow Agent's sole responsibility thereafter shall be to keep safely the funds or property then held by it and to deliver the same to a person designated by all other parities executing this agreement or in accordance with a final order or judgment of a court of competent jurisdiction.

        (g) In the event of any disagreement between any of the parties to this Agreement, or between them or either or any of them and any other person, resulting in adverse claims or demands being made in connection with the subject matter of the escrow, or in the event that the Escrow Agent, in good faith, is in doubt as to what action it should take hereunder, the Escrow Agent may, at its option, refuse to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, the Escrow Agent shall not be or become liable in any way or to any person for its failure or refusal to act, and the Escrow Agent shall be entitled to continue so to refrain from acting until (i) the rights of all parties shall have been fully and finally adjudicated by a court of competent jurisdiction, or (ii) all differences shall have been settled and all doubt resolved by agreement among all of the interested persons, and the Escrow Agent shall have been notified thereof in writing signed by all such persons. The rights of the Escrow Agent under this paragraph are cumulative of all other rights it may have by law or otherwise.

        (h) Notwithstanding any other provision of this Agreement, in the event of any disagreement regarding an interpretation of this Agreement, or the rights or obligation set forth herein, or the propriety of any action contemplated to be taken by the Escrow Agent hereunder, the Escrow Agent shall have the right, INTER ALIA to institute a bill or action of interpleader or for declaratory relief in any court of competent jurisdiction to determine the rights of the parties and to deposit the subject matter of this Agreement into the registry of the court.

        (i) The Escrow Agent may, at its sole discretion, consult with legal counsel in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in accordance with the opinion and instructions of such counsel. IHI and the Shareholders shall indemnify and hold the Escrow Agent harmless from any and all loss, damage, cost or expense (including attorneys' fees, expenses and court costs) reasonably incurred by the Escrow Agent in connection with the Escrow Agent's execution of this Agreement or the Escrow Agent's performance of its duties and obligations under this Agreement, except for any loss, damage, cost or expense incurred by the Escrow Agent resulting from its failure to comply with its duties and obligations under this Agreement. Payment of such costs, damages, expenses or fees shall be paid equally by IHI and the Shareholders within a reasonable period of time not to exceed 30 days after billing. In the event that payment is not received by Escrow Agent within 30 days after billing, Escrow Agent's costs, damages, expenses and fees may be deducted from escrow funds, if any. The obligations of IHI under this paragraph shall be performable at the office of the Escrow Agent in Dallas, Texas, and shall survive the termination of this Agreement for any reason whatsoever.

        (j) The Escrow Agent is authorized to invest any otherwise uninvested cash in any money market mutual fund which it makes available, including a money market mutual fund advised by it or any of its affiliates, including a money market fund in which interest is paid to the escrow account net of any bank fee. It is understood that Escrow Agent, or one of its affiliates, may receive a fee for its services as investment advisor and that it, or an affiliate, may receive a"12b-1" fee for other services provided to the fund. It is agreed that Escrow Agent or its affiliate may retain any such fees which either receive with respect to the assets of the Account so invested and any conflict of interest which might arise from such investment is waived.

        (k) For normal services, the Escrow Agent will be paid a set-up fee of $1,500 and a minimum escrow fee of $1,500 per year or part thereof, paid in advance. For services in addition to normal services, the Escrow Agent shall be paid a reasonable fee based upon the time spent by Escrow Agent's officers, employees or agents in performing such additional services, and reimbursement shall be made to the Escrow Agent for all legal fees, expenses, disbursements and advances incurred or made by the Escrow Agent in the performance of its services. All such fees, expenses, out-of-pocket expenses, disbursements, and advances shall be a joint and several liability of IHI and the Shareholders, but shall be paid by IHI.

        (l) Each undersigned party shall receive a monthly statement of receipts and disbursements, and a list of assets comprising the Escrow Account.

        SECTION 6. MISCELLANEOUS.

               6.1 NOTICES. Any notices permitted or required to be given under the terms of this Agreement shall be in writing and shall be deemed given if delivered to the party to be notified at the address specified below, by first class mail, overnight courier or fax with hard copy being sent by first class mail or overnight courier. Such notice shall be deemed received 24 hours after it is sent via fax (with receipt confirmed) or overnight courier. Any notice given in any other manner shall be effective only if and when received.

               (a)    If to IHI:

                                    Industrial Holdings, Inc.
                                    7135 Ardmore
                                    Houston, Texas 77054
                                    Attention: Christine A. Smith
                                    Telephone No.: (713) 747-1025
                                    Telecopier No.: (713) 749-9642

                      With a copy (which shall not constitute notice) to:

                                    Norton, Jacobs, Kuhn & McTopy, L.L.P.
                                    Texaco Heritage Plaza
                                    1111 Bagby, Suite 2450
                                    Houston, Texas 77002-2546
                                    Attention: Sabrina A. McTopy
                                    Telephone No.: (713) 659-1131
                                    Telecopier No.: (713) 659-7341

               (b) If to the Shareholders:

                                    Alan P. Bernard
                                    212 Old Settlement Road
                                    Lafayette, Louisiana 70508
                                    Telephone No.: (318) 837-2794
                                    Telecopier No.: (318) 837-4752

                      With a copy (which shall not constitute notice) to:

                                    Vinson & Elkins LLP
                                    2800 First City Tower
                                    Houston, Texas 77002-6760
                                    Attention: Robert H. Whilden, Jr.
                                    Telephone No.: (713) 758-2320
                                    Telecopier No.  (713) 615-5160

               (c) If to the Escrow Agent:

                                    Comerica Bank - Texas
                                    P. O. Box 226405
                                    Dallas, Texas 75222-6405
                                    Attn: Charles D. Holmes
                                    1300 North Park Center
                                    Dallas, Texas 75225
                                    Attention: MC 6596
                                    Telephone No.: (214) 890-4675
                                    Telecopier No.: (214) 890-5368

        The address of any party may be changed by notice given in the manner provided in this Section 6.1.

        6.2. GOVERNING LAW; VENUE. THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED UNDER, ENFORCED AND INTERPRETED IN ACCORDANCE WITH THE INTERNAL SUBSTANTIVE LAWS OF THE STATE OF TEXAS APPLICABLE TO AGREEMENTS TO BE MADE AND PERFORMED SOLELY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO ANY CONFLICTS OR CHOICE OF LAWS PRINCIPLES WHICH MIGHT OTHERWISE APPLY. THE PARTIES AGREE THAT ANY DISPUTE ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE RESOLVED BY A COURT OF COMPETENT JURISDICTION IN HARRIS COUNTY, TEXAS.

        6.3. WAIVER OF BREACH. No waiver of any provision of this Agreement shall constitute a waiver of any other provision of this Agreement, nor shall such waiver constitute a waiver of any subsequent breach of such provision

        6.4. SEVERABILITY. If any provision of this Agreement is declared unenforceable by a court of last resort, such provision shall be enforced to the greatest extent permitted by law, and such declaration shall not affect the validity of any other provision of this Agreement.

        6.5. MULTIPLE COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

        6.6 CONSTRUCTION. The headings contained in this Agreement are for reference purposes only and shall not affect this Agreement in any manner whatsoever. Wherever required by the context, any gender shall include any other gender, the singular shall include the plural, and the plural shall include the singular.

        Executed April ____, 1998.

                                    INDUSTRIAL HOLDINGS, INC.:

                                    By: /s/ Robert E. Cone
                                    Robert E. Cone
                                    President and Chief Executive Officer

                                    THE SHAREHOLDERS:

                                    /s/ Donald P. Carlin
                                    ------------------------------------------
                                    Donald P. Carlin

                                    /s/ Alan P. Bernard
                                    ------------------------------------------
                                    Alan P. Bernard

                                    /s/ Joseph M. Guillory
                                    ------------------------------------------
                                    Joseph M. Guillory

                                    /s/ Stephen J. Smith
                                    ------------------------------------------
                                    Stephen J. Smith

                                    THE ESCROW AGENT:

                                    COMERICA BANK - TEXAS

                                    By: /s/Charles Holmes

                                    Charles Holmes Vice President and Trust
                                    Officer
                                             (Name),              (Title)

                                   SCHEDULE A
                                   ----------

                                        No. Of
                                        Escrowed
               SHAREHOLDER              SHARES
               -----------            ----------
               Donald P. Carlin         73,239
               Alan P. Bernard          73,239
               Joseph M. Guillory        6,761
               Stephen J. Smith          6,761
                                      ----------
                   Total               160,000
                                      ==========